Integra Announces 2019 Exploration Program, the Commencement of

Economic Studies at Delamar, and the Appointment of Timothy D. Arnold as VP

of Project Development

• 2018 Recap: 23,400 meters (“m”) of drilling conducted, resulting in significant low-grade and high-grade gold-silver discoveries at Sullivan Gulch, Henrietta and Florida Mountain

◦ All discoveries situated adjacent to existing resource boundaries and are wide-open for further expansion

• 2019 DeLamar Exploration and Economic Study Program:

◦ Two-pronged approach aimed to further de-risk the project while concurrently enhancing value on the exploration front

◦ 20,000+ m of drilling planned for 2019, in addition to resource estimate updates, metallurgical assessments, geotechnical studies and other advanced studies that will lead to the completion of a Preliminary Economic Assessment (“PEA”) study in H2 2019

• 2019 PEA designed to study the economics of open-pit mining and milling, in parallel with heap leaching on certain sections of the DeLamar and Florida Mountain Deposits

• Integra appoints Timothy D. Arnold as Vice-President of Project Development to manage the advancement of project studies

• One drill rig currently active on site, with a second rill rig to be added in February

VANCOUVER, British Columbia, Jan. 16, 2019 -- Integra Resources Corp. (TSXV:ITR ; OTCQX:IRRZF) (the “Company” or “Integra”) is pleased to announce the commencement of the 2019 exploration program at the DeLamar Gold-Silver Project, situated in Owyhee County, in southwestern Idaho.

“Given the team’s exploration success in 2018, our plan for 2019 involves a two-pronged strategy designed to accomplish two primary objectives: to conduct more drilling in proximity to discoveries made in 2018, and to complete a resource estimate, metallurgical and other advanced studies leading to a PEA study in H2. The PEA will provide direction for future mine development options and permitting initiatives on the already sizeable gold-silver resource endowment at DeLamar,” stated George Salamis, President and CEO. “Employing our enhanced understanding from our first year of drilling at DeLamar, the first objective will be to continue drilling on extension from areas where phenomenal widths of gold-silver mineralization, in some cases with high-grades, were encountered in 2018. Areas such as Sullivan Gulch, Henrietta and Florida Mountain will be hit hard with more drilling during the winter, spring and summer field seasons. In addition to in-fill and step-out drilling on known zones, our geologists have highlighted multiple new high-priority targets in under-explored greenfield areas that merit early stage exploration and reconnaissance drilling,” Mr. Salamis added.

“The second objective, and in Integra Management’s view equally as value enhancing for our shareholders, is to complete a revised resource estimate, a comprehensive metallurgical study and ultimately a PEA study that will underscore the economics of potential mine permitting and development scenarios, focused on future open-pit mining, milling and heap- leaching at the project,” said Mr. Salamis. “In summary, our objectives for 2019 are clear: we expect to emerge at the end of the year with further resource upgrades, more discoveries enhancing the up-side potential of the project, and with a PEA that will serve to further de-risk the project and point the company in the direction of future mine development. 2019 is set to be a very exciting year for the Company and its shareholders.”

2018 DeLamar Exploration Program in Review

Following the acquisition of the DeLamar Project in November 2017, Integra released two NI43-101 inferred resource estimates on the project outlining a sizeable endowment of gold and silver at DeLamar and Florida Mountain, in addition to the commencement of the first comprehensive drill program on the project in over 25 years.

Table 1. DeLamar Project Inferred Mineral Resource at a 0.3 g/t AuEq cut-off Grade

	Tonnes	g Au/t	oz Au	g Ag/t	oz Ag	AuEq g/t	AuEq oz
Florida Mtn	36,605,000	0.57	675,000	14.12	16,621,000	0.74	870,000
DeLamar	117,934,000	0.41	1,592,000	24.30	91,876,000	0.70	2,673,000
Total	154,539,000	0.45	2,267,000	21.92	108,497,000	0.71	3,543,000

1. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2. Mineral Resources are comprised of all model blocks at a 0.3 g AuEq/t cutoff that lie within an optimized pit and below the as-mined surface

3. Gold equivalent = g Au/t + (g Ag/t ÷ 85)

4. The effective date of the DeLamar area resource estimate is October 1, 2017

5. The effective date of the Florida Mountain area resource estimate is January 30, 2018.

6. The estimate of mineral resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues.

7. Rounding may result in apparent discrepancies between tonnes, grade, and contained metal content

The Company conducted over 23,400 m drilling in 80 drill holes at DeLamar and Florida Mountain in 2018. The table below highlights a selection of drill results encountered at the project, in various areas. It should be noted that most of the results highlighted below are situated well outside of the inferred resource boundary.

Table 2. 2018 DeLamar Project Exploration Drilling Highlights.

		From	To	Interval (m)(1)			AuEq g/t(2)
Zone	Hole	(m)	(m)		Au g/t	Ag g/t
Sullivan Gulch	IDM18-05	94.49	234.70	140.21	0.59	51.09	1.19
Sullivan Gulch	IDM18-07	184.40	335.28	150.88	0.63	48.59	1.20
	IDM18-11	68.58	266.70	198.12	0.64	93.63	1.74
	Incl	73.15	83.82	10.67	3.23	487.40	8.96
Sullivan Gulch	incl	135.64	147.83	12.19	2.12	456.81	7.49
	IDM18-14	175.26	396.24	220.98	1.25	77.19	2.16
Sullivan Gulch	Incl	198.12	271.27	73.15	2.34	152.74	4.14
	IDM18-46	260.60	405.38	144.78	1.29	9.90	1.41
Sullivan Gulch	Incl	275.84	284.99	9.15	12.01	57.86	12.69
	IDM18-23	14.94	127.56	112.62	0.76	10.87	0.89
Sullivan Gulch	Incl	89.61	124.36	34.75	1.50	10.96	1.63
	IDM18-47	263.65	443.48	179.83	0.49	61.55	1.21
Sullivan Gulch	Incl	263.65	289.56	25.91	1.43	165.44	3.38
Sullivan Gulch	IDM18-48	115.82	443.48	327.66	0.51	19.36	0.74
	IDM18-52	200.86	396.85	195.99	0.97	30.46	1.33
	Incl	208.64	219.15	10.51	4.03	118.00	5.18
	Incl	315.47	322.78	7.31	9.04	131.22	10.58
Sullivan Gulch	Incl	337.41	339.70	2.29	5.81	479.47	11.45
	IDM18-59	338.33	448.06	109.73	1.71	69.03	2.53
Sullivan Gulch	Incl	426.72	448.06	21.34	1.93	185.24	4.11
Truck Shop	IDM18-35	214.88	234.70	19.82	0.17	114.16	1.51
Glenn Silver
	IDM18-23	14.94	127.56	112.62	0.76	10.87	0.89
	Incl	89.61	124.36	34.75	1.50	10.96	1.63
Sommercamp	IDM18-27	15.24	55.78	40.54	0.41	66.09	1.19
Sommercamp	IDM18-29	137.16	236.22	99.06	0.52	23.36	0.80
	IDM18-66	74.68	105.16	30.48	0.35	252.69	3.33
Henrietta	Incl	80.77	85.34	4.57	0.28	1080.90	13.00
Henrietta	IDM18-69	91.44	121.92	30.48	0.45	11.26	0.58
	IFM18-10	17.68	69.49	51.81	0.68	15.80	0.86
Florida	and	108.20	169.47	61.27	0.51	3.96	0.56
	IFM18-12	13.41	32.92	19.51	1.21	173.53	3.20
Florida	Incl	23.77	26.82	3.05	4.3	819.19	13.94
	IFM18-26A	14.48	25.91	11.43	2.64	130.01	4.17
Florida	Incl	18.90	21.64	2.74	6.79	321.71	10.57
Florida
	IFM18-01A	292.00	313.33	21.33	1.90	283.36	5.23
	Incl	310.29	313.33	3.04	7.68	1085.32	20.44

1. Downhole thickness; true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 85% conversion ratio)

2. Gold equivalent = g Au/t + (g Ag/t ÷ 85)

To view a plan map highlighting a summary of select drill results listed in the above table, please click the following link:

https://www.integraresources.com/site/assets/files/2572/del_fm_map_vuse.pdf

To view previously disseminated news releases related to the various 2018 drill results listed in Table 2 above, please click the following link:

https://www.integraresources.com/news/2018/

The southern extension to Sullivan Gulch, situated on the southeastern extent of the DeLamar Deposit in an area that had never been drilled by previous operators, revealed particularly pronounced gold and silver potential in 2018. Integra initially selected Sullivan Gulch as a high-probability drill target due to its location on strike from the general DeLamar Deposit trend, the presence of select historic drill assays along the margins of the deposit that suggested the system hosted a variety of high and low grade mineralization, as well as being host to a favorable induced polarization (“IP”) chargeability signature. As referenced in the table above, drilling conducted on 100 m to 300 m step-outs laterally outside of the 2018 resource estimate boundary has begun to reveal a wide and continuous zone of gold-silver mineralization at Sullivan Gulch that could potentially have a reasonably large impact on future resource growth.

Over the course of 2018, the Company gained a more refined understanding of the geological controls on low sulphidation epithermal gold-silver mineralization related to the DeLamar system, leading to new discoveries in areas such as Sullivan Gulch, Henrietta, etc. The Company is now actively employing this new understanding in its current drill planning within newly acquired areas situated well outside of the DeLamar and Florida Mountain resource areas. To view a diagram of the paleo- geology reconstruction and mineralization model as re-interpreted by Dr. Richard Sillitoe and Dr. Jeff Hedenquist, please click on the following link:

https://www.integraresources.com/site/assets/files/2572/n-s_cross_section_-_delamar_and_henrietta_vuse.pdf).

The 2018 drill program accomplished what it set out to do: identify gold-silver mineralization on the periphery of the existing inferred resource boundaries and discover news zones of mineralization in the district.

The 2019 Plan and Way Forward: A Two-Pronged Approach Involving Exploration and Advanced Studies

Due to the positive drill results recently reported in drill hole IDM18-59, the Company has deferred the commencement of the planned resource estimate update while it amends its drill plan to focus on infill and extension drilling near IDM18-59. Resource estimation will commence once a minimum number of infill holes are conducted in this area. The short adjournment of the resource study will allow the results from IDM18-059, and any other infill and step-out drilling to be conducted in January, February and March to be included in the 2019 resource estimate update on the DeLamar Project. This resource update will form the basis of the 2019 PEA, to be conducted by Mine Development Associates (“MDA”) of Reno, Nevada, and is expected to be completed in H2 2019.

Integra’s proposed 2019 exploration program will include 6,000 m of drilling at the DeLamar Deposit, 10,000 m of drilling at the Florida Mountain Deposit, and 4,300 m of drilling to be conducted on newly acquired regional prospects well outside of the resource areas. Drilling will be conducted throughout the entire year as most areas are drill accessible during the winter months.

In parallel with current drilling underway in the Sullivan Gulch area, a comprehensive metallurgical study is currently underway by McClelland Laboratories Inc. based in Reno, Nevada. The metallurgical study, designed to feed into the 2019 PEA, is aimed at defining the ore processing characteristics for future development and production scenarios at DeLamar and Florida Mountain. Milling scenarios, including flotation and cyanidation, in addition to heap leach scenarios, and combinations of the two options, are being studied by McClelland Laboratories for use in the upcoming PEA.

With the resource update and metallurgical data in-hand, the company will initiate a PEA looking at various development and production options for the DeLamar and Florida Mountain gold-silver Deposits. Subject to the completion of further studies, the Company believes that incorporating one or more development alternatives in parallel, with mineralization sourced from both the DeLamar and Florida Mountain Deposits, will lead to a positive preliminary outcome in terms of estimated production profiles and project economics. The study is expected to be completed in H2 2019.

Appointment of Timothy D. Arnold as Vice President, Project Development

In advance of the upcoming PEA that carries the objectives of de-risking the project, enhancing project value, and providing clarity on the potential paths forward for the DeLamar Project, Integra Resources is pleased to announce the appointment of Mr. Timothy D. Arnold as the Vice President of Project Development. Mr. Arnold, a Reno-based, Professional Mining Engineer, comes to Integra with over 30 years of experience in mine project development, mine permitting and mine operational management on various projects in the western USA.

“We are excited to welcome Tim to our constantly growing team in a very key role for the Company. Tim’s focus will be to manage all the advanced engineering studies required to deliver a successful PEA for the Company and its shareholders. As the PEA will undoubtedly lead to follow-up studies, and possibly a pre-feasibility study, Tim with his immense experience in the field of project development, is a natural choice to lead the Company on this front,” commented George Salamis, President and CEO.

Mr. Arnold has been granted incentive stock options in conjunction with his appointment, exercisable to purchase in aggregate up to 125,000 common shares in the capital of the Company until January 16, 2024 at an exercise price of $0.86 per share. The options were granted in accordance with Integra’s Stock Option Plan and are subject to vesting provisions.

Project Milestones in 2019

The following is the current proposed timeline for exploration and engineering work on the DeLamar Project in 2019:

• Drilling: January through November, 2019

• Revised Resource Estimate: Q2 2019

• Metallurgical Sampling Program: Q2 2019

• Preliminary Economic Assessment (PEA): H2 2019

Sampling and QA/QC Procedure

Thorough QA/QC protocols are followed on the Project, including insertion of duplicate, blank and standard samples in the assay stream for all drill holes. The samples are submitted directly to American Assay Labs in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption (AA) finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5 acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by E. Max Baker PhD. (FAusIMM), Integra’s Vice President Exploration, of Reno, Nevada, and is a “Qualified Person” (“QP”) as defined in National Instrument 43- 101 – Standards of Disclosure for Mineral Projects.

About Integra Resources

Integra Resources Corp. is a development-stage company engaged in the acquisition, exploration and development of mineral properties in the Americas. The primary focus of the Company is advancement of its DeLamar Project, consisting of the neighbouring DeLamar and Florida Mountain Gold and Silver Deposits in the heart of the historic Owyhee County mining district in south western Idaho. The first exploration program in over 25 years began on the DeLamar Project in 2018, with more than 23,000 meters drilled. The management team comprises the former executive team from Integra Gold Corp.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis

President, CEO, and Director

CONTACT INFORMATION

Corporate Inquiries: Chris Gordon, chris@integraresources.com

Company website: www.integraresources.com

Office phone: 1 (604) 416-0576

Cautionary Statement Regarding Forward Looking Statements

This news release contains “forward-looking information” which may include, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Forward-looking information in this news release includes statements regarding the use of proceeds from the Offering. Such forward-looking information is often, but not always, identified by the use of words and phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, risks related to the speculative nature of the Company’s business, the Company’s formative stage of development and the Company’s financial position.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

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